                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                           ALESTRA, S. de R.L. de C.V.
                 (Translation of Registrant's Name into English)

                    Ave. Lazaro Cardenas No. 2321, 9th Floor
                          Col. Residencial San Agustin
                         Garza Garcia N.L. 66260 Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                Table Of Contents

Cautionary Statement on Forward-Looking Statements ............................3
Item 1. Management's Discussion and Analysis of Financial
        Condition and Results of Operations ...................................4
Item 3. Financial Statements ................................................F-1
Certification of Chief Executive Officer ...........................Exhibit 99.1
Certification of Chief Financial Officer ...........................Exhibit 99.2

         This Form 6-K consists of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. ("Alestra") and its sole subsidiary, Servicios Alestra, S.A. de C.V. ("Servicios Alestra") for the three month period ended June 30, 2002.

         In this report, unless the context otherwise requires, the terms "we," "us," "our," "our company" and "ourselves" mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

         This report contains words, such as "believe," "will," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

o competition in long distance, data and internet services, local telephone services, and in general;

o        our ability to service our debt;

o        limitations on our access to sources of financing on competitive terms;

o        significant economic or political developments in Mexico;

o changes in our regulatory environment, particularly developments affecting the regulation of telecommunications;

o        our need for substantial capital;

o        general economic conditions;

o        performance of financial markets;

o        our history of operating losses;

o        the risks associated with our ability to implement our growth strategy;

o        customer turnover;

o        technological innovations;

o        interest rate levels;

o currency exchange rates, including the Mexican Peso ("Peso," "Ps." or "Ps") - U.S. Dollar ("Dollar," "dollar," "$" or "US$") exchange rate; and

o        changes in the policies of central banks and/or foreign governments.

         Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         Please note that some figures in this Form 6-K may not sum due to rounding.

Three and six month periods ended June 30, 2002

         Revenues

         Total revenues for the three-month period ended June 30, 2002 decreased 10%, or Ps. 115 million, to Ps. 1,013 million from Ps. 1,128 million for the three-month period ended June 30, 2001. For the six-month period ended June 30, 2002, total revenues also decreased 10%, or Ps. 224 million, to Ps. 1,945 million from Ps. 2,169 million in the same period in the previous year.

         Revenues from domestic long distance services for the three-month period ended June 30, 2002 decreased 28%, or Ps. 136 million, to Ps. 351 million from Ps. 487 million for the three-month period ended June 30, 2001. This decrease was primarily caused by a 28% reduction in domestic long distance volume, mainly as a result of the economic slow-down which started in the latter part of 2001 while prices charged to customers remained constant. For the six-month period ended June 30, 2002, domestic long distance revenues decreased 28%, or Ps. 292 million, to Ps. 738 million from Ps. 1,030 million in the same period in 2001.

         Revenues from international long distance services for the three-month period ended June 30, 2002 decreased 9%, or Ps. 47 million to Ps. 453 million from Ps. 500 million for the three-month period ended June 30, 2001. This decrease in revenues was primarily caused by the reduction in international settlement rates described below and was partially offset by a 13% increase in international long distance calls. For 2002, the international settlement rate in January and February was US$ 0.1350 for northbound and southbound traffic, and since March 1, 2002 was US$ 0.055 per minute for calls originated in the U.S. and terminated in Mexico City, Guadalajara and Monterrey, US$ 0.085 per minute for calls originated in the U.S. and terminated in equal access cities different from Mexico City, Guadalajara and Monterrey and for calls originated in the U.S. and terminated in all other non equal access cities in Mexico the tariff was US$ 0.1175 per minute. Since March 1, 2002, the Company pays US$
0.055 per minute for traffic terminated in the U.S. As a result of the lower international settlement rate, international long distance revenues for the six-month period ended June 30, 2002 decreased 6%, or Ps. 49 million, to Ps. 805 million from Ps. 854 million in the same period in 2001.

         The portion of the international traffic originated by the Company from Mexico and terminated in a foreign country is used to determine the traffic that is received by the Company from other countries. A resolution issued by the Comision Federal de Telecomunicaciones ("Cofetel") on May 27, 2002 stated that: settlements corresponding to the traffic originated in a foreign country and sent into Mexico for re-routing to its final destination in a country other than Mexico, should not be considered in calculating a Company's proportional share of return traffic originated in that foreign country. If this resolution is enforced, we may be obligated to renegotiate with other carriers the redistribution of our proportionate share of return traffic originated in that foreign country. We have challenged the legality of the resolution because we believe that there are elements that negate the resolution's legal validity. The effect the resolution will have on our business is uncertain at this time. We will continue to accrue revenue from proportional return traffic in a manner consistent with our current revenue recognition policy.

         Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 181 million during the three-month period ended June 30, 2002, a 31% increase over the Ps. 138 million recorded during the three-month period ended June 30, 2001. Data and internet service revenues represented 18% of total revenues during the three-month period ended June 30, 2002 compared to 12% during the same period of 2001. For the six-month period ended June 30, 2002, data and internet service revenues amounted to Ps. 348 million, increasing 23% or Ps. 66 million, from Ps. 282 million in the comparable period in 2001. Data and internet service revenues represented 18% of total revenues during the six-month period ended June 30, 2002 compared to 13% during the same period of 2001. The increase in data and internet service revenue is a result of organic growth in the data service market in Mexico, which has comparatively low internet and broadband penetration rates as compared with the U.S., as well as the effective measures taken to implement our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

         We started offering local services in the first quarter of 2001. Local service revenues reached Ps. 28 million during the three-month period ended June 30, 2002, compared to the Ps. 3 million recorded during the three-month period ended June 30, 2001. Local service revenues represented 3% of total revenues during the three-month period ended June 30, 2002. For the six-month period ended June 30, 2002, local service revenues amounted to Ps. 54 million, compared to the Ps. 3 million in the comparable period in 2001. Local service revenues represented 3% of total revenues during the six-month period ended June 30, 2002. The increase in local service revenue is a result of an increase in local service call volume as a result of our continued customer acquisition and the roll-out of the service.

         Cost of services

         Cost of services which consists primarily of local access charges, special project charges, resale expenses, international settlement payments and fees for leased lines, decreased 20%, or Ps. 108 million, to Ps. 444 million for the three-month period ended June 30, 2002 from Ps. 552 million for the three-month period ended June 30, 2001. As a percentage of total revenues, cost of services decreased to 44% for the three-month period ended June 30, 2002, from 49% for the three-month period ended June 30, 2001. The improvement is primarily due to the reduction in the interconnection rates to access Telmex's local network from US$0.0125 per minute to US$0.00975 per minute which became effective on January 1, 2002. Beginning on January 1, 2002, Telmex lowered the rate it charges to the competitive telecommunication providers, such as the Company, for interconnection leased lines and its co-location fees to 55% of the lowest rate that Telmex charges its private customers. Telmex maintained its off-network charges which is the resale tariff that Telmex charges for terminating or originating calls out of our network to 75% of the lowest rate that Telmex charges to any customer or carrier for domestic or international long distance traffic. Additionally, beginning in January 1, 2002, Telmex lowered the rate it charges to the competitive telecommunication providers for private leased lines according to a volume discount.

         For the six-month period ended June 30, 2002, cost of services amounted to Ps. 849 million, or 44% of revenues, decreasing 17% or Ps. 170 million, from Ps. 1,019 million, or 47% of revenues, for the six-month period ended June 30, 2001.

         Gross Profit

         Gross profit defined as revenues minus costs of services for the three-month period ended June 30, 2002 decreased 1% or Ps. 7 million to Ps. 569 million from Ps. 576 million. For the six-month period ended June 30, 2002, gross profit totaled Ps. 1,096, a 5% reduction from the Ps. 1,150 million recorded during the same period of 2001. As a result of the factors described in the revenues and cost of services section:

         Gross profit for domestic long distance services for the three-month period ended June 30, 2002, decreased 10% or Ps. 24 million to Ps. 220 million from Ps. 243 million in the comparable period of 2001. For the six-month period ended June 30, 2002, gross profit for domestic services decreased 21% or Ps. 126 million to Ps. 464 million from Ps. 590 million recorded during the six-month period ended June 30, 2001.

         Gross profit for international long distance services for the three-month period ended June 30, 2002, decreased 12% or Ps. 26 million to Ps. 201 million from Ps. 227 million in the comparable period of 2001. For the six-month period ended June 30, 2002, gross profit for international services decreased 5% or Ps. 20 million to Ps. 347 million from Ps. 367 million recorded during the six-month period ended June 30, 2001.

         Gross profit for data and internet services for the three-month period ended June 30, 2002, increased 20% or Ps. 21 million to Ps. 126 million from Ps. 104 million in the comparable period of 2001. For the six-month period ended June 30, 2002, gross profit for data and internet services increased 25% or Ps. 49 million to Ps. 241 million from Ps. 192 million recorded during the six-month period ended June 30, 2001.

         Gross profit for local service during the three-month period ended June 30, 2002 reached Ps. 22 million, compared to the Ps. 1 million recorded during the same period 2001. For the six-month period ended June 30, 2002, gross profit for local service was Ps. 44 million, compared to the Ps. 1 million recorded during the comparable period of previous year.

         Administration, selling and other operating expenses

         Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 6% or Ps. 25 million, to Ps. 391 million for the three-month period ended June 30, 2002 from Ps. 416 million for the three-month period ended June 30, 2001. This reduction in administration, selling and other operating expenses is primarily due to the Company's efforts to control costs which include, lowering headcount, cutting marketing and training expenses and deferring purchases and maintenance expenditures. For the six-month period ended June 30, 2002, administration, selling and other operating expenses decreased 5% to Ps. 774 million, as opposed to Ps. 811 million for the six-month period ended June 30, 2001.

         Depreciation and amortization

         Depreciation and amortization decreased 10%, or Ps. 25 million, to Ps. 222 million for the three-month period ended June 30, 2002, from Ps. 247 million for the three-month period ended June 30, 2001. For the six-month period ended June 30, 2002, depreciation and amortization decreased 3% or Ps. 13 million, to Ps. 460 million, from Ps. 473 million in the comparable period in 2001. The six-month period ended June 30, 2001 included an accelerated depreciation of the previous billing and customer care platform which was no longer in effect for the six-month period ending June 30, 2002.

         Operating loss

         Due to the factors described above, operating loss decreased 48% from Ps. 87 million for the three-month period ended June 30, 2001 to Ps. 45 million for the same period in 2002. For the six-month period ended June 30, 2002, operating loss increased 4%, or Ps. 5 million, to Ps. 138 million from Ps. 134 million recorded during the same period in 2001.

         Comprehensive financial result

         The following table sets forth our comprehensive financial results for the periods under review:



                                       Three month period ended       Six month period ended
                                               June 30,                       June 30,
                                               --------                       --------

                                           2001         2002            2001         2002
                                           ----         ----            ----         ----
Interest expense                           (193)        (192)           (402)        (379)
Interest income                              14            6              35           13
Exchange (loss) gain, net                   236         (585)            280         (512)
Gain from monetary position                  60           72             111          147
                                           ----         ----            ----         ----
Comprehensive financial result, net         117         (699)             24         (731)

         The comprehensive financial loss was Ps. 699 million for the three-month period ended June 30, 2002, compared to a comprehensive financial net gain of Ps. 117 million for the three-month period ended June 30, 2001. This difference is primarily explained by the 10% depreciation of the peso against the dollar for the three-month period ended June 30, 2002. As a result of such depreciation of the peso, comprehensive financial net loss for the six-month period ended June 30, 2002, was Ps. 731 million, compared to a comprehensive financial net income of Ps. 24 million for the same period in 2001. Exchange loss for the three-month period ended June

30, 2002 was Ps. 585 million compared to an exchange gain of Ps. 236 million in the comparable period of 2001. This was due to the 10% depreciation of the peso against the U.S. dollar compared to a 4.5% appreciation during the same period of 2001. For the six-month period ended June 30, 2002, exchange loss was Ps. 512 million, compared to an exchange gain of Ps. 280 million for the same period in 2001. Gain from monetary position increased 21%, or Ps. 13 million, from Ps. 60 million for the three-month period ended June 30, 2001 to Ps. 72 million for the three-month period ended June 30, 2002. This increase is primarily due to a higher Mexican inflation rate of 1.2% for the three-month period ended June 30, 2002, compared to 1.0% for the three-month period ended June 30, 2001. For the six-month period ended June 30, 2002, monetary position was Ps. 147 million, 33% higher than the Ps. 111 million for the same period in 2001.

         Interest income decreased 59%, or Ps. 8 million, to Ps. 6 million for the three-month period ended June 30, 2002 from Ps. 14 million for the three-month period ended June 30, 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the 12-1/8% senior notes due 2006, and the 12-5/8% senior notes due 2009, both issued in May 1999 (together, the "senior notes"). For the six-month period ended June 30, 2002, interest income was Ps. 13 million, 62% lower than the Ps. 35 million recorded during the same period in 2001.

         Interest expense decreased Ps. 1 million, from Ps. 193 million for the three-month period ended June 30, 2001 to Ps. 192 million for the three-month period ended June 30, 2002. For the six-month period ended June 30, 2002, interest expense was Ps. 379 million, 6% lower than the Ps. 402 million for the same period in 2001. This decrease was primarily due to lower interest rates on our credit facility with Banque Nationale de Paris Paribas ("BNP") as a result of lower Libor rates as compared to the same periods in the previous year.

         Income taxes

         Under current tax law, Mexican companies must pay the higher of an income tax or asset tax. We were exempted from the asset tax from our inception through 1999. Alestra and its sole subsidiary, Servicios Alestra, are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. During the 2002 fiscal year, Alestra will not pay asset tax because the Company has an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. For the three-month period ended June 30, 2002, Servicios Alestra recorded asset tax of Ps. 1 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for 1998, 1999, 2000, 2001 and for the six-month period ended June 30, 2002.

         Net Income (loss)

         For the reasons discussed above, we recorded net loss of Ps. 754 million for the three-month period ended June 30, 2002 compared to a net income of Ps. 37 million for the same period in 2001. For the six-month period ended June 30, 2002, net loss was Ps. 883 million, compared to a net loss of Ps. 112 million for the six-month period ended June 30, 2001.

         Critical accounting policies
         ----------------------------

         We have identified the policies below as critical to our business operations and the understanding of our results of operations. Our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

         Revenue Recognition

         Our principal sources of revenues are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance rules which include the proportional return system. Under the proportional return system, incoming calls attempt are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. We recognize revenue at the end of each month for our proportionate share of incoming international long distance traffic based on our proportionate share of the total outbound long distance international traffic for the one month period ending two months prior. We make adjustments to the revenue we recognize on incoming international long distance traffic when our actual proportionate share of the total outbound traffic is calculated by the committee charged with determining our proportionate share.

         Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, the amounts obtained from our clients in Mexico and the income from proportional return described above. The aforementioned bilateral contracts determine the payment rates from us to foreign operators for the use of their telecommunications networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our telecommunications network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator.

         In 2002, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached a new agreement for the settlement rates applicable for 2002 and 2003. Alestra has agreed with AT&T to apply the same rates. From January 1 to February 28, 2002, the settlement rate was US$0.135 per minute. In 2002, Telmex, MCI International and AT&T reached an agreement to reduce the settlements rates between Mexico and the United States for the 2002-2003 period. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.055 per minute. For traffic between the United States and the equal access cities different from Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.0850 per minute and for all non-equal access cities in Mexico, the settlement rate will be

US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

         Allowance for doubtful accounts

         We take a conservative approach in connection with our policy for uncollectable accounts. For domestic voice services, on the first day after the invoice is past due, the total amount is reserved. For data and internet services, the total amount is reserved after 120 days past due. Payment is due 25 days after the issuance of the invoice. We then take different actions to collect the past due amount, including the use of messages, telegrams, collection letters sent to the customer and person to person calls. Within 31 days following the due date of an invoice for a residential customer, a request is made to NCS de Mexico S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in such database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful, if the balance is more than Ps. 10,000, we begin legal process. We consider that our reserve is sufficient to cover all of the potential risk of our doubtful accounts; however, no assurances can be provided that we might be required to increase the amount of this reserve.

         Special Projects

         In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its network to allow interconnection ("Special Project Charges"). The Ministry of Communications issued a resolution on May 28, 1997, which sets the total Special Project Charges at $422 million. The resolution required the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers' percentage of total minutes of use, number of lines, and the total number of carriers interconnecting with Telmex, over a seven-year period. That resolution also made reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

         However, as a result of the Settlement Agreement signed with Telmex in December 2000, after a large litigation process against the resolution issued by the Ministry of Communications, we and other carriers agreed to pay Telmex $422 million for costs of special projects and an additional amount of $132 million corresponding to the maintenance of such projects, adding up to a total of $554 million from January 1, 1997. This amount is subject to monthly increases at an annual rate of 10%, giving rise to a balance of $818 million up to November 30, 2000.

         This amount is being paid as follows:

        (a) On the signing date of the Settlement Agreement, we paid Telmex and Telnor 1/9 (one ninth) of the 15% of the $818 million in a single payment, or approximately $13 million. For purposes of determining our share of the payment, we took into account the nine new long distance concessionaires, including us, currently interconnected with Telmex or Telnor, without counting Telmex and Telnor.

         (b) Starting on the signing date of the Settlement Agreement, the new long distance concessionaires, including us, and Telmex and Telnor, began paying Telmex and Telnor the remaining 85% of the total amount, equivalent to $695 million, at a rate of $0.0053 per minute of interconnection as the basis for the calculation in a maximum period of four years, payable at the same time as the interconnection rate and until the total amount is paid.

         Any future long distance concessionaires that use Telmex's infrastructure and have signed an interconnection agreement with Telmex or Telnor will contribute to the amortization of the $818 million in the same manner as the nine new concession holders and Telmex and Telnor.

         Deferred Taxes

         As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from the differing treatment of items, such as depreciation and amortization, cost and provisions and allowance for doubtful accounts, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

         Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of Ps. 2,761 million during the first six months of 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and recoverable asset tax, before they expire. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

         Deferred Charges

         Our deferred charges reflect an expense capitalization during the preoperative period, which was made in accordance with Mexican GAAP.

         For US GAAP, the above-mentioned preoperative expenses were not capitalized, therefore, the total amount of the deferred charges item, reflects an adequate use under US GAAP, mainly including items such as: software, bond issuance expenses, anticipated payments for leased lines and frequency bands.

Liquidity and capital resources

         As of August 28, 2002, June 30, 2002, December 31, 2001 and June 30, 2001 we had Ps. 97 million, Ps. 259 million, Ps. 247 million, and Ps. 104 million of unrestricted cash available, respectively. Unrestricted cash decreased by 62% during the period from June 30, 2002 to August 28, 2002 primarily due to the US$ 20 million of principal payments made under our BNP credit facility described below.

         As of June 30, 2002, December 31, 2001 and June 30, 2001 our current ratio was 0.68, 0.81, and 1.20. respectively. Our current ratio decreased during the period from December 31, 2001 to June 30, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the senior notes through May 15, 2002.


                                       As of                As of              As of                  As of
                                       -----                -----              -----                  -----
(Pesos million)                   August 28, 2002       June 30, 2002      June 30, 2001        December 31, 2001
                                  ---------------       -------------      -------------        -----------------
Unrestricted Cash Balance               $97                  $259               $104                  $247
Current Ratio (times)              Not Available            0.68x              1.20x                  0.81x


         In May 1999, we completed an offering of $570 million aggregate principal amount of our two series of notes consisting of, $270 million maturing on May 15, 2006, and $300 million maturing on May 15, 2009. The interest rate on these notes is 12?% and 12?%, respectively. The notes pay interest semi-annually in cash in arrears on May 15 and November 15 beginning on November 15, 1999. An escrow account from the proceeds of the offering of these notes was created to guarantee the first six scheduled interest payments. The escrow account was exhausted on May 15, 2002, and the first cash interest payment that we will have to make with our internally generated funds will be due on November 15, 2002.

         Our cash flow from operations will not be sufficient to meet the interest payment on our senior notes due in November, 2002, and as a result, absent additional funding, we do not expect to be able to make this payment. No assurances can be made that we can obtain the required additional funding. Therefore, the Company has retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in analyzing available options to address the company's financial condition, including its liquidity position.

         We have an outstanding revolving credit line from BNP for working capital purposes in the amount of $25 million. As of June 30, 2002, we have drawn-down the full $25 million of such credit line in order to fund working capital needs. We granted a first priority security interests in our dollar accounts that receive international net settlement payments from other international telecommunications providers in favor of BNP under this credit commitment. This revolving credit line has an interest rate of Libor plus 1.5%. This facility was due on July 1, 2002, but we renegotiated with BNP the maturity of the credit line. On July 1 and August 15, 2002, we paid $12.5 million and $7.5 million, respectively; the remaining balance of $5 million is due on October 1, 2002.

         In August 2000, we received a credit line from Hewlett Packard de Mexico, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of June 30, 2002, the balance of such facility was $17.3 million. Such amount, which is payable within the next three years, is subject to an annual interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with The Capita Corporation de Mexico,
S. A. de C. V., with a balance as of June 30, 2002 of $5.4 million, payable in three years.

         EBITDA (operating income plus depreciation and amortization) was Ps. 169 million for the three month period ended June 30, 2002 as compared to Ps. 169 million for the same period in 2001. EBITDA as a percentage of revenue was 17% and 15% for the three-month period ended June 30, 2002, and 2001, respectively. For the six-month period ended June 30, 2002, EBITDA decreased 9% or Ps. 29 million from the Ps. 339 million recorded during the same period of 2001.

         In May 2002, Standard & Poor's, or S&P, downgraded our corporate credit ratings to B- from BB-. S&P stated that its downgrade reflected concerns regarding our deteriorated liquidity, solvency, the incipient volume growth combined with our very high debt and the unclear financial support from our shareholders. In June 2002, S&P further downgraded our corporate credit ratings to CCC+ from B-. The ratings remained on CreditWatch with negative implications, due to ongoing concerns about the company's ability to pay its near-term financial obligations on a timely basis. At the end of July 2002, S&P downgraded our credit ratings from CCC+ to CC. On August 8, 2002, Moody's downgraded our credit ratings from Caa1 to Ca. The actions taken by Moody's and S&P have made it more difficult and expensive for us to finance our operations and has had a material adverse impact on our sources of funding.

         Our total outstanding indebtedness bears interest at fixed rates and is dollar-denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Item 2. Financial Statements.

                                TABLE OF CONTENTS
                                -----------------


Consolidated Balance Sheets as of December 31, 2001 and June 30, 2002 (unaudited) ......................    F-2

Unaudited Condensed Consolidated Statements of Income for the three and six months
periods ended June 30, 2001 and 2002 ...................................................................    F-3

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity for
the six months period ended June 30, 2001 and 2002 .....................................................    F-4

Unaudited Condensed Consolidated Statements of Changes in Financial Position for
the six months ended June 30, 2001 and 2002 ............................................................    F-5

Notes to Unaudited Condensed Consolidated Financial Statements .........................................    F-6



                                 ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                                 --------------------------------------------
                                          CONSOLIDATED BALANCE SHEETS
                                          ---------------------------

                (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)
                -------------------------------------------------------------------------------

                                                                              December 31,               June 30,
                                                                                  2001                     2002
                                                                                  ----                     ----
                                                                                                        (Unaudited)
                                                                                                         ---------
Assets
CURRENT ASSETS:
Cash and cash equivalents                                                  Ps     247,240           Ps     258,623
Trade receivables, net                                                            404,549                  456,423
Receivables from domestic operator, net                                            92,845                  100,532
Due from affiliates and other related parties                                      57,232                   95,536
Recoverable taxes                                                                     641                      644
Other receivables                                                                  66,029                   58,279
Prepaid expenses and other assets                                                  51,757                   53,028
Restricted investments                                                            322,133                        _
                                                                           --------------           --------------
Total current assets                                                            1,242,426                1,023,065

REAL ESTATE AND EQUIPMENT, NET                                                  5,218,989                5,336,452
DEFERRED CHARGES AND OTHER ASSETS, NET                                          1,634,066                1,489,333
                                                                           --------------           --------------
Total assets                                                                    8,095,481                7,848,850
                                                                           ==============             ============

Liabilities and stockholders' equity CURRENT LIABILITIES:

Accounts payable                                                                  530,290                  514,758
Bank loans and notes payable                                                      277,653                  322,785
Due to affiliates and other related parties                                        64,309                   11,968
Accrued expenses and other payables                                               664,669                  648,057
                                                                           --------------           --------------
Total current liabilities                                                       1,536,921                1,497,568

LONG-TERM LIABILITIES:
Senior debt notes                                                               5,348,163                5,678,055
Notes payable                                                                     147,037                  152,785
Other long-term liabilities                                                        32,659                   36,712
                                                                           --------------           --------------
Total liabilities                                                               7,064,780                7,365,120
                                                                           --------------           --------------

STOCKHOLDERS' EQUITY:
Majority interest:
Nominal capital stock                                                           5,371,386                5,371,386
Restatement of capital stock                                                    3,411,895                3,411,895
                                                                           --------------           --------------
                                                                                8,783,281                8,783,281
Accumulated deficit                                                            (7,752,582)              (8,299,553)
                                                                           --------------           --------------
Total majority interest                                                         1,030,699                  483,728
Minority interest                                                                       2                        2
                                                                           --------------           --------------
Total stockholders' equity                                                      1,030,701                  483,730
CONTINGENCIES AND COMMITMENTS                                                           _                        _
                                                                           --------------           --------------
Total liabilities and stockholders' equity                                 Ps   8,095,481           Ps   7,848,850
                                                                           ==============           ==============


The accompanying notes are an integral part of these consolidated financial statements.


                   ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY
                        UNAUDITED CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME
          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)



                                                                Three months period                   Six months period
                                                                   ended June 30,                      ended June 30,
                                                                   --------------                      --------------
                                                                2001             2002               2001             2002
                                                                ----             ----               ----             ----
REVENUES
Long distance services:

  Domestic                                                  Ps 487,151         Ps 350,774       Ps 1,030,050     Ps 737,821
  International                                                499,843            452,823            854,476        805,237
Other:
  Data and internet                                            137,713            181,228            281,653        347,735
  Local service                                                  2,948             28,119              3,048         54,197
                                                             ---------      -------------       ------------     -----------
                                                             1,127,655          1,012,944          2,169,227      1,944,990

COST OF SERVICES:
  Domestic                                                    (243,771)          (130,763)         (439,782)       (273,752)
  International                                               (272,559)          (251,781)         (487,539)       (457,915)
Other:
  Data and internet                                            (33,500)           (55,675)          (89,552)       (106,693)
  Local service                                                 (2,038)            (5,833)           (2,341)        (10,673)
                                                             ---------      -------------       -----------     -----------
                                                              (551,868)          (444,052)       (1,019,214)       (849,033)

GROSS PROFIT:
  Domestic                                                     243,380            220,011          590,268        464,069
  International                                                227,284            201,042          366,937        347,322
Other:
  Data and internet                                            104,213            125,553          192,101        241,042
  Local service                                                    910             22,286              707         43,524
                                                             ---------      -------------      -----------     -----------
                                                               575,787            568,892        1,150,013      1,095,957

Administration, selling and other operating expenses          (416,077)          (391,474)        (810,528)       (773,944)
Depreciation and amortization                                 (246,821)          (222,006)        (473,150)       (460,431)
                                                             ---------      -------------      -----------     -----------
Operating loss                                                 (87,111)           (44,588)        (133,665)       (138,418)
                                                             ---------      -------------      -----------     -----------

COMPREHENSIVE FINANCIAL RESULT:
Interest expense                                              (192,956)          (192,362)        (401,605)       (378,938)
Interest income                                                 14,269              5,797           35,010          13,369
Exchange (loss) gain, net                                      236,148           (584,851)         280,179        (512,574)
Gain from monetary position                                     59,440             71,957          110,783         147,334
                                                             ---------      -------------      -----------     -----------
                                                               116,901           (699,459)          24,367        (730,809)
                                                             ---------      -------------      -----------     -----------
OTHER (EXPENSE) INCOME, NET                                      8,946             (8,467)            (464)        (11,972)
                                                             ---------      -------------      -----------     -----------
(Loss) income before provision for asset tax                    38,736           (752,514)        (109,762)       (881,199)
Asset tax                                                       (1,303)            (1,093)          (2,616)         (2,197)
                                                             ---------      -------------      -----------     -----------
Net income (loss)                                            Ps 37,433      (Ps  753,607)      (Ps 112,378)    (Ps 883,396)
                                                             =========      =============      ===========     ===========


The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                   ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY
                   ------------------------------------------
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    FOR THE SIX MONTHS PERIOD ENDED JUNE 30,
                2001 AND 2002 (Expressed in thousands of Mexican
                 Pesos in purchasing power as of June 30, 2002)


                                                                     Restatement of       Deficit from         Accumulated
                                            Fixed       Variable     capital stock        restatement            Losses
                                            -----       --------     -------------        -----------            ------
Balance at December 31, 2000               Ps 300    Ps 5,371,086     Ps 3,411,895       (Ps1,168,372)       (Ps 5,598,713)
Comprehensive income                            -               -                -           (242,100)            (112,378)
                                           ------    ------------    -------------        -----------        -------------
Balance at June 30, 2001 (Unaudited)       Ps 300    Ps 5,371,086     Ps 3,411,895      (Ps 1,410,472)       (Ps 5,711,091)
                                           ======    ============    =============      =============        =============





Balance at December 31, 2001                Ps 300    Ps 5,371,086     Ps 3,411,895     (Ps   1,508,705)    (Ps 6,243,877)
Comprehensive income                                                                            336,425          (883,396)
                                            ------    ------------    -------------     ---------------     -------------
Balance at June 30, 2002 (Unaudited)        Ps 300    Ps 5,371,086     Ps 3,411,895     (Ps   1,172,280)    (Ps 7,127,273)
                                            ======    ============    =============     ===============     =============


                                                                                      Total
                                                         Majority      Minority    stockholders'
                                                         Interest      Interest       equity
                                                         --------      --------       ------
Balance at December 31, 2000                            Ps 2,016,196       Ps 2     Ps 2,016,198
Comprehensive income                                        (354,478)         -         (354,478)
                                                        ------------     ------     ------------
Balance at June 30, 2001 (Unaudited)                    Ps 1,661,718       Ps 2     Ps 1,661,720
                                                        ============     ======     ============





Balance at December 31, 2001                            Ps  1,030,699      Ps 2     Ps 1,030,701
Comprehensive income                                         (546,971)        -         (546,971)
                                                        -------------     -----     ------------
Balance at June 30, 2002 (Unaudited)                    Ps     483,728     Ps 2     Ps   483,730
                                                        ==============    =====     ============



The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
  ----------------------------------------------------------------------------

           (Expressed in thousandsof Mexican Pesos in purchasing power as of June 30, 2002)



                                                                                            For the six months
                                                                                              ended June 30,

                                                                                          2001               2002
                                                                                          ----               ----
Operating activities:
Net loss                                                                             (Ps 112,378)        (Ps 883,396
Adjustments to reconcile net loss to
resources provided by operating activities:
Depreciation and amortization                                                            473,150             460,431
                                                                                     -----------          ----------
                                                                                         360,772            (422,965)
Changes in working capital:
Trade receivables, net                                                                   104,507             (51,874)
Receivable from domestic operators, net                                                  (26,474)             (7,687)
Due from affiliates and other related parties                                             (7,480)            (38,304)
Recoverable taxes and other receivables                                                      (10)                 (3)
Other accounts receivable, prepaid expenses and other assets                             (49,444)              6,240
Restricted investments                                                                    31,453             322,133
Accounts payable                                                                        (128,750)            (15,532)
Due to affiliates and other related parties                                             (151,719)            (52,531)
Accrued expenses and other payables                                                      (48,630)            (12,469)
                                                                                     -----------         ------------
Resources (used in) provided by operating activities                                      84,225            (272,992)
                                                                                     -----------         ------------

INVESTING ACTIVITIES:

Purchase of real estate and equipment                                                   (404,686)            (88,465)
Deferred charges and other assets                                                        (16,109)             (8,032)
Restricted investments                                                                   351,506                   -
                                                                                     -----------         -------------
Resources provided by (used in) investing activities                                     (69,289)            (96,497)
                                                                                     -----------         ------------

FINANCING ACTIVITIES:

Bank loans                                                                               171,686              45,132
Increase (decrease) of senior debt notes                                                (426,000)            329,892
Notes payable                                                                            148,574              5,848
                                                                                     ------------        ----------
Resources provided by (used in) financing activities                                    (105,740)           380,872
                                                                                     ------------        ----------
Increase (decrease) in cash and cash equivalents                                         (90,804)             11,383
Cash and cash equivalents, beginning of period                                           194,513             247,240
                                                                                     -----------         -----------
Cash and cash equivalents, end of period                                              Ps 103,709         Ps  258,623
                                                                                     ===========         ===========




    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)





1.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         Our cash flow from operations will not be sufficient to meet the interest payment on our senior notes due in November, 2002. Also, as mentioned in Note 3, the revolving credit line with Banque Nationale de Paris-Paribas, which was due on July 1, 2002, was renegotiated to extend the final maturity of such credit line to October 1, 2002 . We also have other debts, which are mentioned in Note 3.

         The Company has retained Morgan Stanley & Co. Incorporated as its financial advisor, and is currently working jointly with this advisor in analyzing available options to address the Company's financial condition, including its liquidity position. The financial statements do not include any adjustments that might result from the outcome of this situation.

2.       PREPARATION OF INTERIM FINANCIAL STATEMENTS
         ------------------------------------------
a.       Basis of presentation
         ---------------------

         The unaudited interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (Alestra or the Company) have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican
GAAP) as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP") is included in Note 4.


         The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol "Ps". Certain prior year balances have been reclassified to conform to Alestra's current period presentation.

         The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2001 included in the Alestra Annual Report on Form 20-F.

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002


         The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. ("Servicios Alestra") in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.


         The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts and in the three-months period ended March 31, 2002, certain costs (Special Project Charges). Actual results could differ from those estimates.

b.       Recognition of the effects of inflation
         ---------------------------------------

The financial information for prior periods have been restated to June 30, 2002 purchasing power by applying the restatement factor of 2.63%.

c.       Revenue recognition
         -------------------

         In 2001, Telmex submitted to the approval of Comision Federal de Telecomunicaciones (Cofetel) the rates of payments classification, contained in the contract entered into by Telmex and MCI International, establishing the settlement rates of international long distance services exchanged between Mexico and the United States.

         From January 1 to February 28, 2002, the settlement rate was US$0.135 per minute. In 2002, Telmex, MCI International and AT&T reached an agreement to reduce the settlements rates between Mexico and the United States for the 2002-2003 period. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.055 per minute. For traffic between the United States and the equal access cities different from Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.0850 per minute and for all non-equal access cities in Mexico, the settlement rate will be US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

         A resolution issued by Cofetel on May 27, 2002, states that for purposes of determining the traffic proportions to be included in the Proportional Return System, the settlements corresponding to the traffic originated in a foreign country and sent into Mexico for re-routing to its final destination in a country other than Mexico, should not be considered. In the event that this resolution becomes effective, Company would have to renegotiate with other carriers the redistribution of the proportional return traffic industry wide.

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)

d.       New accounting principles
         -------------------------

         In December 2001, the Mexican Institute of Public accountants ("MIPA") issued Statement C-8 "Intangible Assets" effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. Management is currently evaluating the effect that the adoption of this bulletin may have on its consolidated financial statements.

         In November 2001, the MIPA issued Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" effective as from January 1, 2003. This statement establishes particular valuation, disclosure and presentation regulations for liabilities and provisions, as well as those for commitments and contingent assets and liabilities. Management is evaluating the effect this new bulletin may have on its financial statements.

3.        NOTES PAYABLE
          -------------

         As of June 30, 2002, bank loans and notes payable consist of the following:

         Revolving bank loan for Ps 249,037 (US$25 million) with Banque Nationale de Paris, Paribas at an annual rate of Libor plus 1.5% with maturity in July 1, 2002. The Company held an agreement for a credit extension on June 27, 2002 as follows: (1) US$12.5 million will be payable on July 1, 2002, (2) US$7.5 million on August 15, 2002 and (3) US$5.0 million on October 1, 2002.

         Notes payable to Hewlett Packard de Mexico, S. A. de C. V., amounting to Ps 172,509 (US$17.3 million) at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturities in 2004 and 2005.

         Capital lease contract with The Capita Corporation de Mexico, S. A. de
C. V., for Ps 54,023 (US$5.4 million) for telecommunications equipment.

4.       Differences between Mexican GAAP and U.S. Gaap
         ----------------------------------------------

         The Company's consolidated financial statements are prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP, and may in certain respects provide less detailed information than is provided under U.S. GAAP. The most significant differences between Mexican GAAP and U.S. GAAP relevant to the Company are summarized below.

         Recognition of the effects of inflation

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)

         Mexican GAAP requires that effects of inflation be recorded in the basic financial statements. Mexican companies are required to: (i) restate non-monetary assets and related costs and expenses using current replacement costs (mainly fixed assets and depreciation) and other non-monetary assets using the National Consumer Price Index ("NCPI"); (ii) restate capital stock and retained earnings using the NCPI applicable from the dates such capital was contributed and the earnings were generated; (iii) include in stockholders' equity the accumulated effect from holding non-monetary assets and adjustments based upon NCPI; and (iv) include in the comprehensive financial result, the purchasing power gain or loss from holding net monetary assets and liabilities determined using NCPI. The purchasing power gain or loss represents the effect of inflation on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent year.

         Under Mexican GAAP, financial statements for prior period presented for comparison purposes must be restated using the NCPI in terms of the purchasing power as of the date of the must recent balance sheet. The income statement must be restated using the applicable NCPI factors from the months in which the transactions occurred to the date of the most recent balance sheet. The statement of changes in financial position identifies the sources and uses of resources representing differences between beginning and ending balances in constant pesos, adjusted for the effect of holding non-monetary assets. In accordance with the Fifth Amendment to Statement B-10 ("Recognition of the Effects of Inflation on Financial Information") of Mexican GAAP, all non-monetary assets should be restated applying factors derived from the NCPI. However, there is an option to restate machinery and equipment of foreign origin, on the basis of the devaluation of the peso against the foreign currencies and applying a factor for inflation in the country of origin.

         Under U.S. GAAP, historical costs must be maintained in the basic financial statements, however, the Securities and Exchange Commission does not require the reversal of the adjustments to the financial statements for the effect of inflation (except for the effect of applying the opinion provided by the Fifth Amendment described above, which does not meet the consistent reporting currency requirements of Regulation S-X), because the application of statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes.

         Minority Interest

         Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

         Preoperating Expenses

         Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such

                  ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
                  --------------------------------------------
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

          (Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2002)

expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

         Capitalization of Financing Costs

         Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on pre-operating expenses. U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

         Statement of changes in financial position

         Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

         Disclosure to financial statements

                  Disclosure in financial statements is generally more extensive under U.S. GAAP than under Mexican GAAP.

Signatures

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Alestra, S. de R.L. de C.V.


                           /s/ Patricio E. de la Garza
                           ---------------------------
                             Patricio E. de la Garza
                             Chief Financial and Administrative Officer

Date: August 30, 2002